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                            June 20, 2024

       Shufang Gao
       Chief Executive Officer
       Tianci International, Inc.
       Unit B,10/F., Ritz Plaza, No.122 Austin Road, Tsim Sha Tsui Kowloon, Hong Kong 999077

                                                        Re: Tianci
International, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 10, 2024
                                                            File No. 333-280089

       Dear Shufang Gao:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1

       Prospectus Summary, page 1

   1.                                                   Disclose each
permission or approval that you or your subsidiaries are required to obtain from Chinese
authorities to operate your business and to offer the securities being registered to foreign
investors. State whether you or your subsidiaries are covered by permissions
requirements from the China Securities Regulatory Commission (CSRC),
                                                        Cyberspace
Administration of China (CAC) or any other governmental agency, and state affirmatively whether
you have received all requisite permissions or approvals and whether any permissions
or approvals have been denied. Please also describe the
                                                        consequences to you and
your investors if you or your subsidiaries: (i) do not receive or maintain such
permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not
required, or (iii) applicable laws, regulations, or interpretations change and you are
required to obtain such permissions or approvals in the future.
 Shufang Gao
FirstName  LastNameShufang   Gao
Tianci International, Inc.
Comapany
June        NameTianci International, Inc.
     20, 2024
June 20,
Page 2 2024 Page 2
FirstName LastName
Risk Factors
Risks Related to Doing Business in Hong Kong, page 29

2. We note your cover page disclosure indicating that you nd your subsidiaries "should not become subject to certain laws...such as those relating to data and cyberspace security."
         However, in light of recent events indicating greater oversight by the Cyberspace
         Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kyle Wiley at 202-344-5791 or Matthew Derby at 202-551-3334 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Anthony Basch